UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10413

Caesars Entertainment Operating Company, Inc.
(Exact name of registrant as specified in its charter)

One Caesars Palace Drive
Las Vegas, Nevada 89109
Telephone: (702) 407-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10.00% Second-Priority Senior Secured Notes due 2015
10.75% Senior Notes due 2016
Guarantees of 10.75% Senior Notes due 2016
11.25% Senior Secured Notes due 2017
5.75% Senior Notes due 2017
12.75% Second-Priority Senior Secured Notes due 2018
10.00% Second-Priority Senior Secured Notes due 2018
8.50% Senior Secured Notes due 2020
9.00% Senior Secured Notes due 2020

(Title of each class of securities covered by this Form)

 None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

10.00% Second-Priority Senior Secured Notes due 2015	26
10.75% Senior Notes due 2016	54
Guarantees of 10.75% Senior Notes due 2016	54
11.25% Senior Secured Notes due 2017	72
5.75% Senior Notes due 2017	44
12.75% Second-Priority Senior Secured Notes due 2018	57
10.00% Second-Priority Senior Secured Notes due 2018	69
8.50% Senior Secured Notes due 2020	63
9.00% Senior Secured Notes due 2020	67

Pursuant to the requirements of the Securities Exchange Act of 1934, Caesars Entertainment Operating Company, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

Date:	March 26, 2015	By:	/s/ Mary E. Higgins
Name: Mary E. Higgins
Title: Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.